Lykuid, Inc.

688 Meridian Ave, Ste. 700

Miami Beach, FL 33139

(949) 275-3697

August 8, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lykuid, Inc.
Offering Statement on Form 1-A
File No.: 024-10788
Request for Withdrawal of Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), Lykuid, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Offering Statement on Form 1-A (File No.: 000-10788), initially filed with the Commission on January 10, 2018, as thereafter amended, together with all exhibits thereto (collectively, the “Offering Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Offering Statement as the due to commercial impracticality of the proposed transaction.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, Richard M. Morris of Herrick, Feinstein LLP, at (212) 592-1400.

Very truly yours,

LYKUID, INC.

/s/ Jack Riedel
Jack Riedel
Chief Executive Officer